                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

           REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the Month of November 2003

                           NATIONAL CONSTRUCTION INC.
                              (Name of Registrant)

                     3000 Matte Blvd., Brossard, QC J4Y 2H5
                    (Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F xxx Form 40-F
                                                 ---          -----

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.  Yes    No xxx
          ---   -----

This Form 6-K shall be deemed to be incorporated by reference into the prospectuses forming a part of the registration statements (333-11204 and 333-12664) and to be a part of such prospectuses from the date of the filing hereof.

November 2003 Information

1. November 12, 2003. National Construction Inc. (NOT FOR DISSEMINATION IN THE UNITED STATES OF AMERICA). National Construction Inc. announces that it has granted pursuant to its stock option plan, options to a new director, a new officer and an employee of National to acquire an aggregate of 800,000 common shares in the capital of National at a price of $0.10, expiring five years from the date of grant.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly cause this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

               National Construction Inc. -- SEC File No. 0-27144
               --------------------------------------------------
                                  (Registrant)


Date: December 1, 2003               By:
                                        ---------------------------------
                                          Keith F. Eaman, Chairman

National Construction Inc.


18:47 EST Wednesday, November 12, 2003


/NOT FOR DISSEMINATION IN THE UNITED STATES OF AMERICA/


CALGARY, Nov. 12 /CNW/ - National Construction Inc. ("National") (TSX Venture:
NAT), announces that it has granted pursuant to its stock option plan, options to a new director, a new officer and an employee of National to acquire an aggregate of 800,000 common shares in the capital of National at a price of $0.10, expiring five years from the date of grant. The grant of options is effective immediately.


The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.


/For further information: William G. Edwards, Chief Financial Officer at (450) 444-2405/ext.222.